Exhibit 99.2

Notice of Annual General Meeting

MiX TELEMATICS LIMITED

(Registration number 1995/013858/06)

JSE code: MiX

ISIN: ZAE 000125316

(“the Company” or “MiX Telematics” or “the Group”)

Notice is hereby given that the annual general meeting of shareholders (“the annual general meeting” or “the AGM”) of MiX Telematics will be held at Matrix Corner, Howick Close, Waterfall Park, Midrand on Thursday, 19 September 2013 at 11:30 for the following purposes:

1.	to consider and adopt the directors’ report, the annual financial statements and the audit committee report of the Company for the year ended 31 March 2013 contained in the Integrated Annual Report to which this notice of annual general meeting is attached;

2.	to transact such other business as may be transacted at an annual general meeting of a Company including the re-appointment of the auditors and re-election of retiring directors; and

3.	to consider and, if deemed fit, to pass, with or without modification, the special and ordinary resolutions set out below, in the manner required by the Companies Act 71 of 2008, as amended (“the Act” or “the Companies Act”)

Important dates to note	2013
Record date for receipt of notice purposes	Friday, 21 June
Last day to trade in order to be eligible to participate in and vote at the annual general meeting	Friday, 6 September
Record date for voting purposes (“voting record date”)	Friday, 13 September
Last day to lodge forms of proxy by 11:30 on	Tuesday, 17 September
Annual general meeting held at 11:30 on	Thursday, 19 September
Results of AGM released on SENS	Thursday, 26 September

In terms of section 62(3)(e) of the Companies Act:

•	A shareholder who is entitled to attend and vote at the annual general meeting is entitled to appoint a proxy or two or more proxies to attend and participate in and vote at the annual general meeting in the place of the shareholder, by completing the form of proxy in accordance with the instructions set out therein; and

•	A proxy need not be a shareholder of the Company.

Kindly note that meeting participants (including proxies) are required to provide reasonably satisfactory identification before being entitled to attend or participate in a meeting. In this regard, all shareholders recorded in the registers of the Company on the voting record date will be required to provide identification satisfactory to the chairman of the annual general meeting. Forms of identification include valid identity documents, driver’s licences and passports.

Special Resolution Number 1: Share repurchases

“Resolved that the Company or any of its subsidiaries be and are hereby authorised by way of a general authority to acquire ordinary shares issued by the Company, in terms of sections 46 and 48 of the Companies Act, and subject to the following provisions of the Listings Requirements:

(a)	any acquisition of shares shall be implemented through the order book of the JSE and without prior arrangement;

(b)	this general authority shall be valid until the Company’s next annual general meeting, provided that it shall not extend beyond 15 months from the date of passing this special resolution;

(c)	the Company (or any subsidiary) is duly authorised by its Memorandum of Incorporation (“MOI”)to do so;

(d)	acquisitions of shares in the aggregate in any one financial year may not exceed 20% (or 10% where the acquisitions are effected by a subsidiary) of the Company’s issued ordinary share capital as at the date of passing this special resolution;

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(e)	in determining the price at which shares issued by the Company are acquired by it or any of its subsidiaries in terms of this general authority, the maximum premium at which such shares may be acquired will be 10% of the weighted average of the market value on the JSE over the five business days immediately preceding the repurchase of such shares;

(f)	at any point in time the Company (or any subsidiary) may appoint only one agent to effect repurchases on its behalf;

(g)	repurchases may not take place during a prohibited period (as defined in paragraph 3.67 of the Listings Requirements) unless a repurchase programme is in place (where the dates and quantities of shares to be repurchased during the prohibited period are fixed) and full details thereof have been announced on SENS prior to commencement of the prohibited period;

(h)	an announcement will be published as soon as the Company or any of its subsidiaries have acquired shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the granting of the repurchase authority and pursuant to which the aforesaid threshold is reached, and for each 3% in aggregate acquired thereafter, containing full details of such repurchases; and

(i)	the Board of Directors of the Company must resolve that the repurchase is authorised, the Company and its subsidiaries have passed the solvency and liquidity test, as set out in section 4 of the Companies Act, and since that test was performed, there have been no material changes to the financial position of the Group.”

In accordance with the Listings Requirements the directors record that although there is no immediate intention to effect a repurchase of the shares of the Company, the directors will utillse this general authority to repurchase shares as and when suitable opportunities present themselves, which may require expeditious and immediate action.

The directors undertake that, after considering the maximum number of shares that may be repurchased and the price at which the repurchases may take place pursuant to the general authority, for a period of 12 months after the date of notice of this annual general meeting:

•	the Company and the Group will, in the ordinary course of business, be able to pay its debts;

•	the consolidated assets of the Company and the Group fairly valued in accordance with International Financial Reporting Standards, will exceed the consolidated liabilities of the Company and the Group fairly valued in accordance with International Financial Reporting Standards; and

•	the Company’s and Group’s share capital, reserves and working capital will be adequate for ordinary business purposes.

The following additional information, some of which may appear elsewhere in the integrated Annual Report of which this notice forms part, is provided in terms of paragraph 11.26 of the Listings Requirements for purposes of this general authority:

•	Directors and management – pages 42 to 45, and page 136;

•	Major beneficial shareholders – Page 131;

•	Director’s interests in shares – page 122; and

•	Capital structure of the Company – Pages 103 to 107.

Litigation Statement

In terms of section 11.26 of the Listings Requirements, save as disclosed in the Integrated Annual Report of which this notice forms part, the directors, whose names appear on pages 59 and 60 of the Integrated Annual Report of which this notice forms part, are not aware of any legal or arbitration proceedings including proceedings that are pending of threatened, that may have or have had in the recent past (being at least the previous 12 months) a material effect on the Company’s financial position.

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Directors’ responsibility statement

The directors whose names appear on pages 59 and 60 of the Integrated Annual Report of which this notice forms part, collectively and individually accept full responsibility for the accuracy of the information pertaining to this special resolution and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the special resolution contains all information required by the Companies Act and the Listings Requirements.

Material changes

Other than the facts and developments reported on in the Integrated Annual Report of which this notice forms part, there have been no material changes in the affairs or financial position of the Company and its subsidiaries since the date of signature of the audit report for the financial year ended 31 March 2013 and up to the date of this notice.

In order for Special Resolution Number 1 to be adopted, the support of at least 75% of the total number of votes exercisable by shareholders, present in person or by proxy, is required to pass this resolution.

Reason for and effect of Special Resolution Number 1

The reason for Special Resolution Number 1 is to afford the directors of the Company (or a subsidiary of the Company) general authority to effect a repurchase of the Company’s shares on the JSE. The effect of the resolution will be that the directors will have the authority, subject to the Listings Requirements and the Companies Act to effect repurchases of the Company’s shares on the JSE.

Special Resolution Number 2; Financial assistance to related and inter-related Companies

“Resolution that to the extent required by the Companies Act. The Board of Directors of the Company may, subject to compliance with the requirements of the Company’s MOI, the Companies Act and the Listings Requirements, each as presently constituted and as amended from time to time, authorise the Company to provide direct or indirect financial assistance, as contemplated in section 45 of the Companies Act, by way of loans, guarantees, the provision of security or otherwise, to any of its present or future subsidiaries and/or any other Company or incorporation that is or becomes related or inter-related (as defined in the Companies Act) to the Company for any purpose or in connection with any matter, such authority to endure until the next annual general meeting provided that such authority shall not extend beyond two years, and further provided that inasmuch as the Company’s provision of financial assistance to its subsidiaries will at any and all times be in excess of one-tenth of 1% of the Company’s net worth, the Company hereby provides notice to its shareholders of that fact”

In order for Special Resolution Number 2 to be adopted, the support of at least 75% of the total number of votes exercisable by shareholders, present in person in person or by proxy, is required to pass this resolution.

Reason for and effect of Special Resolution Number 2

The Company would like the ability to provide financial assistance, in appropriate circumstances and if the need arises, in accordance with section 45 of the Companies Act. This authority is necessary for the Company to provide financial assistance in appropriate

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circumstances. Under the Companies Act, the Company will, however, require the special resolution referred to above to be adopted, provided that the Board of Directors of the Company are satisfied that the terms under which the financial assistance is proposed to be given are fair and reasonable to the Company and, immediately after providing the financial assistance, the Company would satisfy the solvency and liquidity test contemplated in the Companies Act. In the circumstances and in order to, inter alia, ensure that the Company’s subsidiaries and other related and inter-related companies and corporations have access to financing and/or financial backing from the Company (as opposed to banks), it is necessary to obtain the approval of shareholders, as set out in Special Resolution Number 2. Therefore, the reason for, and effect of, Special Resolution Number 2 is to permit the Company to provide direct or indirect financial assistance (within the meaning attributed to that term in section 45 of the Companies Act) to the entities referred to in Special Resolution Number 2 above.

Special Resolution Number 3: Approval of fees payable to non-executive directors

To consider and, if deemed fit, to pass with or without modification, the following special resolution:

“Resolved, as a special resolution, that the fees payable by the Company to non-executive directors for their services as directors (in terms of section 66 of the Companies Act) be and are hereby approved for a period of two years from the passing of this resolution or until its renewal, whichever is the earliest, as follows:

Fees for the 2013/2014 financial year	R
Director’s fee	270 000
Chairman (in addition to director’s fee
– Board	605 000
– Audit and risk	168 000
– Nomination and remuneration	95 000
– Social and ethics	90 000
Committee fees (in addition to director’s fee)
– Audit and risk	140 000
– Nomination and remuneration	63 000
– Social and ethics	50 000

In order for Special Resolution Number 3 to be adopted, the support of at least 75% of the total number of votes exercisable by shareholders, present in person or by proxy, is required to pass this resolution.

Reason for and effect of Special Resolution Number 3

The reason for Special Resolution Number 3 is to obtain shareholder approval by way of special resolution in accordance with section 66(9) of the Companies Act for the payment by the Company of remuneration to each of the non-executive directors of the Company for each non-executive director’s services as a non-executive director in the amounts set out under Special Resolution Number 3.

Ordinary Resolution Number 1: Control over unissued ordinary shares

“Resolved that the authorised but unissued shares of the Company be and are hereby placed under the control of the directors of the Company until the next annual general meeting, with the authority to allot and issue any of such shares at such time or times, to such person or persons in respect of the MiX Telematics executive incentive plan, subject to the Companies Act and the Listings Requirements of the JSE Limited (the “Listings Requirements”).”

In order for Ordinary Resolution Number 1 to be adopted, the support of more than 50% of the total number of votes exercisable by shareholders, present in person or by proxy, is required to pass this resolution.

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Ordinary Resolution Number 2: Re-election of H Brody as a director of the Company

“Resolved that H Brody who retires in terms of the Company’s MOI and who, being eligible, offers himself for re-election, be re-elected as a director of the Company.”

A brief curriculum vitae is set out on page 44 of the Integrated Annual Report of which this notice forms part.

In order for Ordinary Resolution Number 2 to be adopted, the support of more than 50% of the total number of votes exercisable by shareholders, present in person or by proxy, is required to pass this resolution.

Ordinary Resolution Number 3: Re-election of A Welton as a director of the Company

“Resolved that A Welton who retires in terms of the Company’s MOI and who, being eligible, offers himself for re-election, be re-elected as a director of the Company.”

A brief curriculum vitae is set out on page 45 of the integrated Annual Report of which this notice forms part.

In order for Ordinary Resolution Number 3 to be adopted, the support of more than 50% of the total number of votes exercisable by shareholders, present in person or by proxy, is required to pass this resolution.

Ordinary Resolution Number 4: Confirmation of appointment of E Banda as a director of the Company and as a member of the audit and risk committee

“Resolved that the appointment of E Banda as a director of the Company be confirmed.”

E Banda is a qualified lawyer, admitted in both the State of New York and as an Advocate of the Supreme Court of South Africa, and is also an investment and corporate banker. He has served on, and continues to serve on, boards of private and public companies, as well as having been appointed on three occasions by the Cabinet of the South African government, once to serve as chairman of the National Energy Regulator. He brings vast and diversified experience to the Company.

In order for Ordinary Resolution Number 4 to be adopted, the support of more than 50% of the total number of votes exercisable by shareholders, present in person or by proxy, is required to pass this resolution.

Ordinary Resolution Number 5: Reappointment of members of the audit and risk committee

“Resolved that the members of the Company’s audit and risk committee set out below be and are hereby reappointed, each by way of a separate vote, with effect from the end of this annual general meeting in terms of section 94(2) of the Companies Act. The membership as proposed by the nominations and remuneration committee is:

5.1 R Shough (Chairman);

5.2 R Bruyns, whose dual role as Chairman of the Board of Directors and member of the audit and risk committee is hereby specifically approved;

5.3 C Ewing; and

5.4 E Banda.

A brief curriculum vitae of each of the above audit committee members with the exception of E Banda, is set out on pages 44 and 45 of the Integrated Annual Report of which this notice forms part. A brief curriculum vitae of E Banda is included under Ordinary Resolution Number 4.

In order for Ordinary Resolution Number 5 to be adopted, the support of more than 50% of the total number of votes exercisable by shareholders, present in person or by proxy, is required to pass this resolution.

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Ordinary Resolution Number 6: Reappointment of auditors

“Resolved that PricewaterhouseCoopers Inc. be and are hereby reappointed as auditors of the Company.”

The audit committee has nominated for appointment as auditors of the Company under section 90 of the Companies Act. PricewaterhousecCoopers Inc.

In order for Ordinary Resolution Number 6 to be adopted, the support of more than 50% of the total number of votes exercisable by shareholders present in person or by proxy, is required to pass this resolution.

Ordinary Resolution Number 7: Signature of documentation

“Resolved that any director or the Company Secretary of the Company be and is hereby authorised to sign all such documentation and do all such things as may be necessary for or incidental to the implementation of Special Resolution Numbers 1, 2 and 3, and Ordinary Resolution Numbers 1, 2, 3, 4, 5, 6 and 7 which are passed by shareholders in accordance with and subject to the terms thereof.”

In order for Ordinary Resolution Number 7 to be adopted, the support of more than 50% of the total number of votes exercisable by shareholders, present in person or by proxy, is required to pass this resolution.

Voting and proxies

A shareholder of the Company entitled to attend and vote at the general meeting is entitled to appoint one or more proxies (who need not be a shareholder of the Company) to attend, vote and speak in his/her stead.

On a show of hands, every shareholder of the Company present in person or represented by proxy shall have one vote only. On a poll, every shareholder of the Company present in person or represented by proxy shall have one vote for every share held in the Company by such shareholder.

A form of proxy is attached for the convenience of any shareholder who cannot attend the annual general meeting. Forms of proxy may also be obtained on request from the Company’s registered office. The completed forms of proxy must be deposited at or posted to the office of the transfer secretaries of the Company, Computershare Investor Services Proprietary Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) to be received at least 48 hours prior to the meeting. Any member who completes and lodges a form of proxy will nevertheless be entitled to attend and vote in person at the general meeting should the member subsequently decide to do so.

Shareholders who have already dematerialised their shares through a Central Securities Depository Participant (“CSDP”) or broker rather than through own-name registration and who wish to attend the annual general meeting must instruct their CSDP or broker to issue them with the necessary authority to attend.

Dematerialised shareholders, who have elected own-name registration in the sub-register through a CSDP and who are unable to attend but wish to vote at the annual general meeting, should complete and lodge the attached form of proxy with the transfer secretaries of the Company.

Dematerialised shareholders who have not elected own-name registration in the sub-register through a CSDP and who are unable to attend but wish to vote at the annual general meeting should

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timeously provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between the shareholder and his CSDP or broker.

Electronic participation

Shareholders or their proxies may participate in the meeting by way of telephone conference call. Shareholders or their proxies who wish to participate in the annual general meeting via the teleconference facility will be required to advise the Company thereof by no later than 10:00 on Monday, 2 September 2013 by submitting, by email to Tanya de Mendonca at tdemendonca@javacapitalco.za or by fax to be faxed to 086 685 1304, for the attention of Tanya de Mendonca relevant contact details including email address, cellular number and landline, as well as full details of the shareholder’s title to the shares issued by the Company and proof of identity, in the form of copies of identity documents and share certificates (in the case of certificated shareholders), and (in the case of dematerialised shareholders) written confirmation from the shareholder’s CSDP confirming the shareholder’s title to the dematerialised shares. Upon receipt of the required information, the shareholder concerned will be provided with a secure code and instructions to access the electronic communication during the annual general meeting.

Shareholders who wish to participate in the annual general meeting by way of telephonic conference call must note that they will not be able to vote during the annual general meeting. Such shareholders, should they wish to have their vote counted at the annual general meeting, must, to the extent applicable.

(i)	Complete the form of proxy; or

(ii)	Contact their CSDP or broker; in both instances, as set out above.

By order of the Board

Java Capital Trustees and Sponsors Proprietary Limited

Company Secretary

4 June 2013

Registered address	Transfer secretaries
Matrix Corner	Computershare Investor Services
Howick Close	Proprietary Limited
Waterfall Park	70 Marshall Street
Midrand	Johannesburg
1686	2001
(PO Box 61051, Marshalltown, 2107)

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